Corporate Office

7575 West Jefferson Blvd.

Fort Wayne, Indiana 46804

(260) 969-3500

(260) 969-3591 fax

www.steeldynamics.com

July 7, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention:	Jeffrey Gordon

Hugh West

RE:	Steel Dynamics, Inc.

Form 10-K for the Year Ended December 31, 2022

Filed February 28, 2023

Form 8-K Filed April 21, 2023

File No. 000-21719

Ladies and Gentlemen:

On behalf of Steel Dynamics, Inc. (the “Company”), this letter is being submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the letter dated June 8, 2023 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and the Company’s Current Report on Form 8-K filed on April 21, 2023.

The numbered paragraphs and headings correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference.

Form 10-K for the Year Ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 45

1.	Regarding your presentation of operational working capital, please tell us what consideration you gave to including a discussion of working capital and presenting a reconciliation of the differences between operational working capital and working capital in accordance with Item 10(e)(1)(B) of Regulation S-K.

Response

The Company respectfully acknowledges the Staff’s comment. As required by Item 303(b)(1) of Regulation S-K, the Company included a discussion of its Liquidity and Capital Resources and considered the definition of working capital in the FASB Codification at ASC 210-10-20. In an effort to provide additional information to users of the financial statements, the Company included a discussion of operational working capital defined as “amounts invested in trade receivables and inventories, less current liabilities other than income taxes payable and debt.” In future filings the

Company will revise its discussion to adhere to the definition of working capital as presented in ASC 210-10-20 (defined as the excess of current assets over current liabilities).

Form 8-K Filed April 21, 2023

Exhibit 99.1

2.	We have the following comments regarding the presentation of your non-GAAP measures adjusted net income and adjusted earnings per share:

•	Please present a reconciliation of the differences between the non-GAAP financial measures with the most directly comparable GAAP financial measures as required by Item 10(e)(1)(B) of Regulation S-K. The reconciliations should present income taxes as a separate adjustment and your disclosure should clearly explain how the tax effects of non-GAAP adjustments are calculated, in accordance with Question 102.11 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures; and

•	Please explain to us how you determined the adjustments for (1) additional performance-based companywide special compensation awarded to all non-executive, eligible team members in recognition of your annual performance and (2) costs associated with construction and startup of your Texas Flat Roll Steel Mill are appropriate based on the guidance in Question 100.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, or tell us how you plan to revise your non-GAAP financial measures in future filings.

Response

The Company respectfully acknowledges the Staff’s comment and advises that it has considered Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.11 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. The Company disclosed within its Current Report on Form 8-K filed April 21, 2023, each adjustment to net income attributable to Steel Dynamics, Inc. at its gross amount, with the corresponding impact on diluted earnings per share net of the impact of the Company’s sponsored profit-sharing plan and income tax.

•	Adjustment for additional performance-based companywide special compensation awarded to all non-executive, eligible team members in recognition of its annual performance

–	The fourth quarter 2022 adjustment related to “additional performance-based companywide special compensation awarded to all non-executive, eligible team members in recognition of the Company’s annual performance” was determined by the actual amount paid to eligible employees ($2,000 per employee plus employer taxes). The performance-based award was paid to all non-union, full-time employees hired on or before December 15, 2022, excluding the Company’s senior leadership team of seven individuals, in recognition of the Company’s 2022 record annual operating, financial, and growth execution performance. While the Company’s financial performance is a factor in the determination of this special compensation, it is not the single determining factor, and financial performance alone does not create the obligation that any special compensation will be awarded. A special compensation award of this nature is discretionally determined by the Company’s senior leadership and approved by the Company’s Board of Directors. The Company respectfully advises the Staff that it considered Question 100.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures and believes that based on the information above, the cost associated with this adjustment is discrete, discretionary, and not part of its normal or recurring operating expenses necessary to operate the business and may appropriately be considered a non-GAAP adjustment to the Company’s financial measure of adjusted net income and adjusted earnings per share.

–	While the Company believes that this is an appropriate non-GAAP adjustment to the Company’s financial measure of adjusted net income and adjusted earnings per share, in future filings, the Company will limit the information provided to only a discussion of the costs incurred and will remove special compensation awards of this nature as a non-GAAP adjustment in all periods presented.

•	Adjustment for costs associated with construction and startup of the Texas Flat Roll Steel Mill

–	The adjustments to first quarter 2023, fourth quarter 2022, and first quarter 2022 earnings represent the losses before income taxes attributable to the Company’s Texas Flat Roll Steel Mill during its construction and startup for the periods presented. The Company respectfully advises the Staff that it considered Question 100.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures and believes that these costs are discrete and are not consistent with anticipated results of operating this facility after completion of the construction and startup phase of this mill. Over the Company’s 30-year history, the Texas Flat Roll Steel Mill is only the third greenfield electric arc furnace steel mill construction project the Company has undertaken. The construction and startup of the Texas Flat Roll Steel Mill occurred over multiple years and because of the significance of the project, the costs incurred during both construction and startup were greater than what would be expected as part of the Company’s ordinary business. As such, the Company believes these costs are not part of its normal or recurring operating expenses necessary to operate the business and that it is appropriate to present these losses before income taxes as a non-GAAP adjustment to the Company’s financial measure of adjusted net income and adjusted earnings per share.
–	While the Company believes this is an appropriate non-GAAP adjustment to the Company’s financial measure of adjusted net income and adjusted earnings per share, in future filings, the Company will limit the information provided to only a discussion of the costs incurred and will remove construction and startup costs related to the Company’s Texas Flat Roll Steel Mill as a non-GAAP adjustment in all periods presented.

To the extent that the Company includes non-GAAP financial measures in the future, it will expand the disclosure provided to reconcile the non-GAAP financial measure to the most directly comparable GAAP financial measure.

3.	We note that your reconciliation of net loss to EBITDA includes a reconciling item related to noncontrolling interest. Please be advised that Question 103.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures indicates that EBITDA is defined as “earnings before interest, taxes, depreciation and amortization.” Please revise the non-GAAP measure you present as EBITDA to only include adjustments for items contemplated by its acronym or revise the title of the non-GAAP measure you present to convey the additional adjustment.

Response

The Company respectfully acknowledges the Staff’s comment and has considered Question 103.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

As presented in the Current Report on Form 8-K filed on April 21, 2023, the Company's reconciliation of net income to EBITDA begins with net income prior to noncontrolling interests, as such a reconciling item related to those earnings pertaining to noncontrolling interests is necessary to arrive at earnings attributable to Steel Dynamics, Inc. However, to align its presentation more closely with the EBITDA acronym as defined in Question 103.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, in future filings the Company will present a reconciliation of net income to EBITDA and Adjusted EBITDA, for all periods presented, as shown below.

	First Quarter
(In millions)	2023	2022	Q4 2022

Adjusted EBITDA
Net income	$644,333	$1,107,354	$639,011
Income taxes	203,456	350,376	119,439
Net interest expense (income)	(3,470)	16,055	5,032
Depreciation	99,210	78,790	93,960
Amortization of intangible assets	6,878	7,162	6,679
EBITDA	$950,407	$1,559,737	$864,121
Non-cash adjustments

Unrealized (gains) losses on derivatives and currency translation	(8,142)	300	8,361

Equity-based compensation	13,877	19,794	29,425
Adjusted EBITDA	$956,142	$1,579,831	$901,907

4.	Please describe to us the nature of the specific costs included in the non-GAAP adjustments related to unrealized (gains) losses and inventory valuation you presented in your Adjusted EBITDA reconciliation. In addition, please explain how you determined that these adjustments are appropriate based on the guidance in Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response

The Company respectfully acknowledges the Staff’s comment and advises that it considered the guidance set forth in Question 100.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures related to the specific costs included in the non-GAAP adjustments to unrealized (gains) losses and inventory valuation presented in its Adjusted EBITDA reconciliation.

•	Unrealized (gains) losses presented in the Company’s Adjusted EBITDA reconciliation pertain to non-cash unrealized gains or losses associated with the Company’s derivative instruments, which are not designated as accounting hedges under ASC 815, on certain commodities (primarily recycled aluminum scrap and copper scrap) and currency translations. The Company utilizes derivative instruments to mitigate commodity margin risk for some of its nonferrous recycled scrap metals inventory, as well as some purchases and sales of nonferrous metals. The unrealized (gains) losses primarily pertain to the non-cash adjustment to fair value of these derivative instruments due to changes in commodity pricing over time. Unrealized (gains) losses of this nature are not reflective of normal earnings from operations during the periods presented and represent a non-cash charge that may appropriately be considered a non-GAAP adjustment to the Company’s presentation of Adjusted EBITDA. In future filings, the Company will revise its description of this adjustment to “Unrealized (gains) losses on derivatives and currency translation” as shown below.

•	Inventory valuation presented in the Company’s Adjusted EBITDA reconciliation pertains to adjustments to inventory to appropriately reflect estimated values at the lower of cost or net realizable value as of the end of each reporting period. The Company includes this non-cash adjustment to provide additional information to the external users of the financial statements consistent with information required to be provided to lenders under our credit facility. The Company believes this non-cash adjustment is an appropriate non-GAAP adjustment as it is not a normal operating expense necessary to operate the business. However, in future filings the Company will remove this adjustment from its reconciliation of net income to Adjusted EBITDA, for all periods presented, as shown below.

	First Quarter
(In millions)	2023	2022	Q4 2022

Adjusted EBITDA
Net income	$644,333	$1,107,354	$639,011
Income taxes	203,456	350,376	119,439
Net interest expense (income)	(3,470)	16,055	5,032
Depreciation	99,210	78,790	93,960
Amortization of intangible assets	6,878	7,162	6,679
EBITDA	$950,407	$1,559,737	$864,121
Non-cash adjustments

Unrealized (gains) losses on derivatives and currency translation	(8,142)	300	8,361

Equity-based compensation	13,877	19,794	29,425
Adjusted EBITDA	$956,142	$1,579,831	$901,907

We acknowledge that Steel Dynamics, Inc. is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any further questions or comments concerning these responses, please contact the undersigned by telephone at 260.969.3567.

Very truly yours,

Steel Dynamics, Inc.

/s/ Theresa E. Wagler

By:	Theresa E. Wagler
Title:	Executive Vice President and Chief Financial Officer